FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934



For the month of October, 2005 (Report No. 2)

Commission File Number: 0-29742

                                 Retalix Limited

                        (Formerly Point of Sale Limited)

                 (Translation of registrant's name into English)



                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                 Form 20-F X               Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____                  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS
This report on Form 6-K of the registrant consists of the following documents which are hereby attached hereto and incorporated by reference herein:



1. Press Release: Retalix Increases its Guidance for FY 2005; Announces Conference Call to Discuss Third Quarter Results. Dated: October 5, 2005.

2. Press Release: Finland's Rautakirja Enhances Customer Service Using Retalix Solutions in 750 Stores. Dated: October 31, 2005.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                             Retalix Limited

                                             (Registrant)

       Date: November 1, 2005                By: /s/ Guy Geri
                                                 ----------------------
                                                 Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit

10.1              Press  Release:  Retalix  Increases  its Guidance for FY 2005;
                  Announces  Conference  Call to Discuss  Third Quarter Results.
                  Dated: October 5, 2005.

10.2 Press Release: Finland's Rautakirja Enhances Customer Service Using Retalix Solutions in 750 Stores.Dated: October 31.2005.

                                  EXHIBIT 10.1

                                 [RETALIX LOGO]


CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
 (310) 231-8600                                         Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940

         FOR IMMEDIATE RELEASE


                   Retalix Increases Its Guidance for FY 2005

                      Announces Conference Call to Discuss
                              Third Quarter Results

Ra'anana, Israel, October 5, 2005 -- Retalix Ltd. (NASDAQ: RTLX) announced today that it will be holding a conference call to discuss results for the third quarter of 2005 on Wednesday, November 9, 2005 at 10:30 AM EST (17:30 Israeli
Time).

Participating in the call will be Retalix President and CEO Barry Shaked, Retalix CFO Danny Moshaioff and Retalix USA President and CEO Victor Hamilton. Third quarter results will be released on Wednesday, November 9, 2005 at 3:00 AM EST (10:00 AM Israeli Time).

Retalix is also updating its guidance and the Company anticipates total revenues for FY 2005 to exceed $190 million, and annual net income for FY 2005 to exceed $15.5 million.

The conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Retalix web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix web site.

About Retalix Ltd.

Retalix Ltd. provides integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide. Retalix solutions are installed in supermarkets, convenience stores, fuel stations, and quick service restaurants, as well as foodservice, grocery, convenience products, and fast moving consumer goods distribution organizations. The Company offers a full portfolio of software applications that automate essential retailing, distribution and supply chain management operations. These applications enable users to increase operating efficiencies, while improving customer acquisition, retention and profitability. With more than 34,000 installations across 50 countries, Retalix develops and supports its software through more than 1,200 employees in its various subsidiaries and offices worldwide.

For further information, please visit the Company's web site at www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.




                                      # # #

                                  EXHIBIT 10.2

                                 [RETALIX LOGO]


CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
 (310) 231-8600                                         Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940

         FOR IMMEDIATE RELEASE

                 Finland's Rautakirja Enhances Customer Service
                     Using Retalix Solutions in 750 Stores

         Integrated POS and Head Office solution delivered, implemented and supported by Capgemini


Ra'anana, Israel, October 31, 2005 - Retalix(R) Ltd. (Nasdaq: RTLX) announced today that Rautakirja, the leading convenience chain in Finland, has selected the Retalix StorePoint(TM) Point of Sale solution and the Retalix Head Office solution, aiming to enhance customer service and to enable sales of new types of products in its R-Kioski stores.

Rautakirja is the leading convenience chain in Finland, operating approximately 750 kiosks and convenience stores in Finland, with global operations in the Baltics, Czech Republic, Russia, Romania and Germany. Rautakirja plans to install the Retalix solution throughout its Baltic chains.

The rollout of Retalix StorePoint to the R-Kioski kiosks is in process, and is scheduled to be completed by mid-2006. The Rautakirja project is delivered, implemented and supported by Capgemini in Finland.

With 11,000 installations in 25 countries, Retalix StorePoint is an integrated software solution for operators of convenience stores, fueling stations and quick service restaurants worldwide. Retalix StorePoint is a hardware-independent suite of applications, combining various food service, fuel and retail formats and multiple languages and currencies in one integrated solution.

The Retalix StorePoint solution has been very well accepted by the R-Kioski store employees, who are able to provide faster and easier customer service thanks to the intuitive touch screen based user interface.

Retalix StorePoint will enable Rautakirja to sell new types of products and electronic services, such as train tickets and loading prepaid phone cards, through POS interfaces with external third party applications. Interfaces for lottery terminals, local travel ticketing, phone card sales and video rental applications have already been implemented.

"The Retalix solution enables a completely new, real-time operations model, which will help us to further improve our supply chain efficiency and employee productivity. The Retalix system will also provide a solid platform to exapnd our product and service selection to meet the ever changing needs of consumers," said Mr. Pentti Talikka, Information Management Director at Rautakirja Kiosk Operations.

"Delivering solutions and services for the retail sector is a rapidly growing business area for Capgemini, representing major share of our business in Finland," said Kai Kaasalainen, Sales Director for the Retail vertical in Capgemini. "Our partnership with Retalix has been a great success in the Rautakirja project. The Retalix products are perfectly suited to the needs of the retailers, and we believe that with Capgemini's capabilities we can bring the benefits of the Retalix solutions to many customers in our region."

Yoni Stutzen, EVP International Sales in Retalix, said: "We are very pleased about the successful implementation of Retalix StorePoint and Retalix Host with R-Kioski, which is a well respected, successful retailer in Finland and the Baltics. We also look forward to growing our successful cooperation with CapGemini in the region".



About Rautakirja / R-kioski

R-kioski is a national, centrally managed, highly profitable multi-store chain that offers consumers entertainment, excitement, pleasure and basic daily products and services from early morning to late evening. In Finland, there are 713 R-kiosks; in addition to that, there are 35 Veikkausrasti kiosks specializing in lottery games. The company runs kiosk operations also in Estonia (199 kiosks), in Latvia (431 kiosks) and in the Czech Republic (137 kiosks). R-kiosks belong to Rautakirja, which is a member of the SanomaWSOY Group.


About Capgemini Group

Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, has a unique way of working with its clients, which it calls the Collaborative Business Experience. Through commitment to mutual success and the achievement of tangible value, Capgemini helps businesses implement growth strategies, leverage technology, and thrive through the power of collaboration. Capgemini employs approximately 60,000 people worldwide and reported 2004 global revenues of 6.3 billion euros. More information about individual service lines, offices and research is available at www.capgemini.com.


About Retalix Ltd.

Retalix Ltd. provides integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide. Retalix solutions are installed in supermarkets, convenience stores, fuel stations, and quick service restaurants, as well as foodservice, grocery, convenience products, and fast moving consumer goods distribution organizations. The Company offers a full portfolio of software applications that automate essential retailing, distribution and supply chain management operations. These applications enable users to increase operating efficiencies, while improving customer acquisition, retention and profitability. With more than 34,000 installations across 50 countries, Retalix develops and supports its software through more than 1,200 employees in its various subsidiaries and offices worldwide.

For further information, please visit the Company's web site at www.retalix.com

Retalix and Retalix StorePoint are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                                      # # #